UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Dollar Tree, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

256746108

(CUSIP Number)

Paul C. Hilal

Mantle Ridge LP

712 Fifth Avenue, Suite 17F

New York, NY 10019

646-762-8540

With a copy to:

Richard M. Brand

Braden McCurrach

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 256746108	Page 2

1	NAME OF REPORTING PERSON Mantle Ridge LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,729,873
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,729,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,729,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%*
14	TYPE OF REPORTING PERSON PN

*

All percentage calculations set forth herein are based upon the aggregate of 224,956,059 shares of Common Stock outstanding as of November 19, 2021, as reported in Dollar Tree’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 23, 2021.

CUSIP No. 256746108	Page 3

1	NAME OF REPORTING PERSON MR Cobalt Advisor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,729,873
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,729,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,729,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%*
14	TYPE OF REPORTING PERSON IA

*

All percentage calculations set forth herein are based upon the aggregate of 224,956,059 shares of Common Stock outstanding as of November 19, 2021, as reported in Dollar Tree’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 23, 2021.

CUSIP No. 256746108	Page 4

1	NAME OF REPORTING PERSON Paul C. Hilal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,729,873
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,729,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,729,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%*
14	TYPE OF REPORTING PERSON IN

*

All percentage calculations set forth herein are based upon the aggregate of 224,956,059 shares of Common Stock outstanding as of November 19, 2021, as reported in Dollar Tree’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 23, 2021.

CUSIP No. 256746108	Page 5

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 12, 2021 (the “Initial 13D” and, as amended and supplemented by this Amendment, together, the “Schedule 13D”) relating to the Common Stock of Dollar Tree, Inc. (the “Issuer”). Except to the extent set forth in this Amendment, all information disclosed in the Initial 13D remains unchanged. Capitalized terms not defined in this Amendment shall have the respective meanings ascribed to them in the Initial 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

The Reporting Persons believe the Issuer will benefit from a refresh of the membership of the Board. In addition, the Reporting Persons believe the Board should undertake a thoughtful and deliberative review of the Company’s strategy, with a view to, among other things, fully develop the combined value of its two primary segments. In furtherance of that objective, the Reporting Persons believe that the Board should examine closely the possibility of the Issuer’s hiring Richard W. Dreiling (former Chairman and CEO of Dollar General) to a leadership role with the Issuer.

A Mantle Ridge representative, along with three advisors, met with the Issuer’s full Board of Directors to discuss these matters, and Mantle Ridge anticipates continuing those discussions.

In the meantime and because those discussions will not have time to reach conclusion before the deadline for nominations laid out in the Issuer’s By-Laws, MR Cobalt Offshore Fund AB Ltd., an affiliate of the Reporting Persons, delivered on December 10, 2021 a notice to the corporate secretary of the Issuer of its decision to: (1) nominate eleven individuals (the “Nominees”) as candidates for election to the Issuer’s Board of Directors at the Issuer’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”); and (2) propose the repeal of each provision of, or amendment to, the Issuer’s By-Laws adopted by the Board without the approval of the Issuer’s stockholders after June 10, 2021 and through the end of the 2022 Annual Meeting. The Nominees are Susan M. Cameron, Frederick A. Crawford, John W. Flanigan, Cheryl W. Grisé, Steven T. Halverson, Paul C. Hilal, Daniel J. Heinrich, Edward J. Kelly, III, Mary A. Laschinger, Dennis H. Reilley and Bertram L. Scott.

The Reporting Persons intend to continue discussions with the Board concerning the matters referenced in this Item 4, including the appropriate extent of Board refreshment.

In connection with these nominations, a questionnaire supplied by the Issuer required Mr. Hilal to submit to the Issuer forms of the Cash or Physically Settled Forward Purchase Contract, Option into Cash Settled Forward Contract and Option into Cash and Physically Settled Forward Contract previously disclosed by the Reporting Persons. On a supplemental basis, forms of those agreements are filed as Exhibits 99.3, 99.4 and 99.5 hereto and are incorporated herein by reference. Also in connection with these nominations, the questionnaire referred to above required Mr. Hilal to submit information regarding the Mantle Ridge Funds as well as forms of the limited partnership agreement and side letter relating to those funds. On a supplemental basis, forms of those agreements are filed as Exhibits 99.6 and 99.7 hereto and are incorporated herein by reference.

ADDITIONAL INFORMATION

In connection with their intended proxy solicitation, Mantle Ridge and certain of its affiliates intend to file a proxy statement with the Securities and Exchange Commission (the “SEC”) to solicit stockholders of the Issuer. Mantle Ridge will furnish the definitive proxy statement to the stockholders of the Issuer, together with a proxy card. MANTLE RIDGE STRONGLY ADVISES ALL STOCKHOLDERS OF THE ISSUER TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

Information about the participants in the solicitation is included as Exhibit 99.8 hereto and is incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1*	Joint Filing Agreement among Mantle Ridge LP, MR Cobalt Advisor LLC and Paul C. Hilal.

Exhibit 99.2*	Trading Data.

Exhibit 99.3	Form of Cash or Physically Settled Forward Purchase Contract.

Exhibit 99.4	Form of Option into Cash Settled Forward Contract.

Exhibit 99.5	Form of Option into Cash and Physically Settled Forward Contract.

Exhibit 99.6	Form of First Amended and Restated Exempted Limited Partnership Agreement.

Exhibit 99.7	Form of Side Letter.

Exhibit 99.8	Participant Information.

*	Previously filed.

CUSIP No. 256746108	Page 6

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2021	MR COBALT ADVISOR LLC

By: Mantle Ridge LP, its sole member
By: Mantle Ridge GP LLC, its general partner
By: PCH MR Advisor Holdings LLC, its managing member

	By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

MANTLE RIDGE LP

By: Mantle Ridge GP LLC, its general partner
By: PCH MR Advisor Holdings LLC, its managing member

	By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

/s/ Paul C. Hilal
Paul C. Hilal

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1*	Joint Filing Agreement among Mantle Ridge LP, MR Cobalt Advisor LLC and Paul C. Hilal.

Exhibit 99.2*	Trading Data.

Exhibit 99.3	Form of Cash or Physically Settled Forward Purchase Contract.

Exhibit 99.4	Form of Option into Cash Settled Forward Contract.

Exhibit 99.5	Form of Option into Cash and Physically Settled Forward Contract.

Exhibit 99.6	Form of First Amended and Restated Exempted Limited Partnership Agreement.

Exhibit 99.7	Form of Side Letter.

Exhibit 99.8	Participant Information.

*	Previously filed